CURATECH INDUSTRIES, INC.
6337 Highland Drive #1053
Salt Lake City, Utah 84121

September 14, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	CuraTech Industries, Inc. Form 10-KSB for the year ended December 31, 2006 Filed April 17, 2007 File No. 000-51140

Ladies and Gentlemen:

In response to the Commission’s letter to CuraTech Industries, Inc. of May 4, 2007, this letter will confirm the following:

1. CuraTech Industries, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. CuraTech Industries, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter which has been provided at your request, please let me know.

Sincerely,

CURATECH INDUSTRIES, INC.

/s/ Lincoln M. Dastrup
Lincoln M. Dastrup Chief Executive Officer